EXHIBIT 21

SUBSIDIARIES OF THE MAJESTIC STAR CASINO, LLC

Name	Jurisdiction of Incorporation or Organization	Names under Which the Subsidiaries Do Business

The Majestic Star Casino Capital Corp.	Indiana	Majestic Star Casino
Majestic Star Casino Capital Corp. II	Indiana	Majestic Star Casino Capital Corp. II
Barden Mississippi Gaming, LLC	Mississippi	Fitzgeralds Casino & Hotel
Barden Colorado Gaming, LLC	Colorado	Fitzgeralds Casino
The Majestic Star Casino II, Inc.	Delaware	Majestic Star Casino & Hotel